Exhibit 21.1

Subsidiaries of the Company

 The following is a list of subsidiaries of the Company as of December 31, 2006, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	Place of Incorporation

Brunswick International Limited	Delaware
Sea Ray Boats, Inc.	Florida